QKL Stores Inc.
4 Nanreyuan Street,
Dongfeng Road, Sartu District
Daqing, China 163300

January 2, 2014

William H. Thompson
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 Filed April 15, 2013
Response dated December 11, 2013
File No. 1-34498

Dear Mr. Thompson:

QKL Stores, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on December 17, 2013 (the “Comment Letter”). In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Fiscal Year Ended December 31, 2012 Consolidated Financial Statements

Consolidated Financial Statements

Note 12 – Income Taxes, page F-35

1.            We read your response to comment 3 in our letter dated November 26, 2013. We note that property, plant and equipment are classified as non-current assets in your consolidated balance sheets. As such, it appears that the related deferred tax asset should be classified as a non-current asset. Please tell us why your classification complies with the guidance in ASC 740-10-45-4 and 7. In addition, please provide us with your analysis of the expected reversal dates of net operating loss carry-forwards supporting the current classification of the related deferred asset at each balance sheet date. Please refer to the guidance in ASC 740-10-45-9.

Response to Comment 1:

In response to the Staff’s comments and further to our internal investigation on our accounting treatment for the classifying deferred tax assets, the Company has wrongly applied the guidance in ASC 740-10-45-4 and 7, and has wrongly determined the expected reversal dates of the net operating loss carry-forwards in responding to comment 3 in your comment letter dated November 26, 2013.

The expected reversal dates of the net operating loss carry-forwards as at December 31, 2012 are as follows:

Expected reversal date	USD
December 31, 2013	-
December 31, 2014	791,628
December 31, 2015	910,372
December 31, 2016	1,046,928
December 31, 2017	439,759
3,188,687

To correct the error, we amended our financial statements in 2012 Form 10-K in accordance with the following GAAP:

740-10-45-4: In a classified statement of financial position, we shall separate deferred tax liabilities and assets into a current amount and a noncurrent amount. Deferred tax liabilities and assets shall be classified as current or noncurrent based on the classification of the related asset or liability for financial reporting.

740-10-45-7: A deferred tax liability or asset for a temporary difference that is related to an asset or liability shall be classified as current or noncurrent based on the classification of the related asset or liability.

740-10-4-9: A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carry-forwards, shall be classified according to the expected reversal date of the temporary difference.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mr. Lawrence Venick, Esq. at +86 10 5954 3688, or Ms. Vivien Bai, Esq. at +86 10 59543557, our legal counsel.

Sincerely,

QKL Stores Inc.

By : /s/Tsz-Kit Chan____________

Name: Tsz-Kit Chan

Title: Chief Financial Officer